Filed Pursuant to Rule 424(b)(5)

Registration No. 333-104350

PROSPECTUS SUPPLEMENT

(To prospectus dated May 6, 2003)

13,000,000 Shares

Common Stock

We are offering 13,000,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “POM.” The shares of common stock offered by this prospectus supplement will also be listed on the New York Stock Exchange. The last reported sale price of our common stock on the New York Stock Exchange on September 9, 2004 was $19.52 per share.

Investing in our common stock involves certain risks that are described in the “ Risk Factors” section beginning on page S-5 of this prospectus supplement.

	Per Share	Total
Public offering price	$19.25	$250,250,000
Underwriting discount	$.6738	$8,759,400
Proceeds, before expenses, to us	$18.5762	$241,490,600

We have granted the underwriters an option exercisable for up to 30 days from the date of this prospectus supplement to purchase up to 1,950,000 additional shares of our common stock at the public offering price less the underwriting discount to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about September 15, 2004.

Joint Book—Running Managers

Merrill Lynch & Co.	Credit Suisse First Boston

Citigroup

JPMorgan

KeyBanc Capital Markets

Scotia Capital

SunTrust Robinson Humphrey

Wachovia Securities

The date of this prospectus supplement is September 9, 2004.

Prospectus Supplement

Prospectus

This document is in two parts. The first part is the prospectus supplement which describes the specific terms of this offering and certain other matters relating to us and our financial condition. The second part is the prospectus which gives more general information about securities we may offer from time to time. Some of the information in the prospectus does not apply to this offering. You should read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference which are described under “Where You Can Find More Information” in the prospectus.

You should rely only on the information contained in the prospectus supplement and the prospectus, including the information contained in the documents incorporated by reference. To the extent the information in the prospectus supplement differs from the information in the prospectus, you should rely on the information in the prospectus supplement. Neither we nor the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted. The information in this prospectus supplement, the prospectus and the documents incorporated by reference is only accurate as of the date of the respective documents in which the information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUPPLEMENT SUMMARY

In this prospectus supplement, unless the context indicates otherwise, the words “PHI,” “the company,” “we,” “our,” “ours” and “us” refer to Pepco Holdings, Inc. and its consolidated subsidiaries.

The following summary contains basic information about this offering. It may not contain all the information that is important to you. The “Description of Common Stock” section in the accompanying prospectus contains more detailed information regarding the common stock. The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference.

Pepco Holdings, Inc.

We are a diversified energy company that, through our operating subsidiaries, is engaged in three principal areas of business operations:

•	regulated power delivery,

•	non-regulated competitive energy generation, marketing and supply, and

•	other non-regulated activities consisting primarily of investments in energy-related assets.

We are a public utility holding company registered under the Public Utility Holding Company Act of 1935, or PUHCA, and are subject to the regulatory oversight of the Securities and Exchange Commission, or SEC, under PUHCA. As a registered public utility holding company, we require SEC approval to, among other things, issue securities, acquire or dispose of utility assets or securities of utility companies and acquire other businesses. In addition, under PUHCA, transactions among us and our subsidiaries generally must be performed at cost and subsidiaries are prohibited from paying dividends out of capital or unearned surplus without SEC approval.

Power Delivery

The largest component of our business is power delivery, which consists of the transmission and distribution of electricity and the distribution of natural gas. In addition, our power delivery business provides default electricity supply to customers who do not choose a competitive supplier on terms that vary depending on the service territory. Our power delivery operations produced approximately 72% of our consolidated operating income for the six months ended June 30, 2004.

Our power delivery business is conducted by our subsidiaries Potomac Electric Power Company, or Pepco, Delmarva Power & Light Company, or DPL, and Atlantic City Electric Company, or ACE, each of which is a regulated public utility in the jurisdictions in which it serves customers. DPL and ACE conduct their power delivery operations under the tradename Conectiv Power Delivery. In the aggregate, our power delivery business delivers electricity to more than 1.7 million customers in the mid-Atlantic region and distributes natural gas to approximately 117,000 customers in Delaware.

Competitive Energy

Our competitive energy business provides non-regulated generation, marketing and supply of electricity and gas, and related energy management services, in the mid-Atlantic region. For the six months ended June 30, 2004, our competitive energy operations produced approximately 15% of our consolidated operating income. Our competitive energy operations are conducted through subsidiaries of Conectiv Energy Holding Company (collectively, Conectiv Energy) and Pepco Energy Services and its subsidiaries (collectively, Pepco Energy Services).

Other Non-Regulated

This component of our business is conducted through our subsidiaries Potomac Capital Investment Corporation, or PCI, and Pepco Communications Inc., or Pepcom. PCI manages a portfolio of financial investments, which primarily includes energy leveraged leases. During the second quarter of 2003, we announced the discontinuation of further new investment activity by PCI. Pepcom currently owns through a subsidiary a 50% interest in Starpower Communications, LLC, a joint venture with RCN Corporation, which provides cable and telecommunication services to households in the Washington, D.C. area. As part of our strategy of focusing on energy-related investments, on July 28, 2004 Pepcom entered into a contract with a third party for the sale of its 50% interest in Starpower. Under a right of first refusal provision in the Starpower joint venture operating agreement between Pepcom and RCN, RCN has the right to match a third party’s offer and enter into an agreement to purchase Pepcom’s interest in Starpower within 60 days from the receipt of an offer notice from Pepcom. The sale of Pepcom’s interest, whether to RCN or the third party, is subject to the receipt of all necessary regulatory approvals.

Our headquarters are located at 701 Ninth Street, N.W., Washington, D.C. 20068, and our telephone number is (202) 872-2000.

The Offering

Issuer	Pepco Holdings, Inc.

Common stock offered	13,000,000 shares. (a)

Approximate number of shares of common stock to be outstanding after this offering	185,663,894 shares. (a)(b)

Indicated current annual dividend	$1.00 per share, payable quarterly.

Exchange listing	Our common stock is listed on New York Stock Exchange under the symbol “POM.”

Use of proceeds	We intend to use all of the proceeds of this offering to repay an equal amount of a $335 million term loan of our subsidiary Conectiv Bethlehem, LLC. See “Use of Proceeds.”

Transfer Agent and Registrar	Wachovia Bank, N.A. serves as transfer agent and registrar for the common stock.

(a)	Does not include up to 1,950,000 shares that may be offered to the underwriters to cover overallotments.
(b)	Based on 172,663,894 shares outstanding as of August 31, 2004.

RISK FACTORS

Investing in our common stock involves risk. You should carefully consider all of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to make an investment. In particular, you should carefully consider the risks and uncertainties referred to below and those listed under “Forward-Looking Statements” in the accompanying prospectus. These risks and uncertainties are those that we have identified as the most significant to a decision whether or not to invest in our common stock. There may be additional risks that are not currently known to us or that we do not currently consider important. These risks and uncertainties could have an adverse effect on our business, including, depending on the circumstances, our results of operations and financial condition, or could adversely affect the value of the common stock offered by this prospectus supplement.

We are a holding company and have no operating income of our own. Our ability to pay dividends on the common stock is dependent on dividends received from our subsidiaries.

We are a public utility holding company, registered under PUHCA, and we do not have any operating income of our own. Consequently, our ability to pay our indebtedness and to pay dividends on the common stock is dependent on dividends and other payments received from our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether through dividends, loans or other payments. The ability of our subsidiaries to pay dividends or make distributions to us will depend on, among other things:

•	the actual and projected earnings and cash flow, capital requirements and general financial condition of those subsidiaries;

•	the prior rights of holders of existing and future preferred stock, mortgage bonds and other debt issued by those subsidiaries; and

•	limitations imposed by PUHCA, which, among other things, prohibits the payment of dividends by subsidiaries of a registered public utility holding company out of capital or unearned surplus without the prior approval of the SEC.

Our ability to pay dividends is also dependent upon factors directly affecting us, the parent corporation. We cannot assure you that our current annual dividend will be paid in the future.

We have indebtedness outstanding, and our certificate of incorporation permits us to issue preferred stock in the future. Before we can pay dividends on our common stock, we have to satisfy our debt obligations and any preferred stock requirements and to comply with any statutory or contractual limitations.

Our indicated annual dividend is currently $1.00 per share of common stock. On July 22, 2004, our board of directors declared a dividend in the amount of $0.25 per share, payable on September 30, 2004, to holders of record on September 10, 2004. However, our board of directors reviews our dividend policy periodically in light of the factors referred to above, and we cannot assure you of the amount of dividends, if any, that may be paid in the future.

We and our subsidiaries are subject to substantial governmental regulation. If we or any of our subsidiaries receive unfavorable regulatory treatment, our business could be negatively affected.

We are a registered public utility holding company that is subject to regulation by the SEC under PUHCA. As a registered public utility holding company, we require SEC approval to, among other things, issue securities, acquire or dispose of utility assets or securities of utility companies and acquire other businesses. In addition, under PUHCA transactions among us and our subsidiaries generally must be performed at cost, and subsidiaries are prohibited from paying dividends out of capital or unearned surplus without SEC approval.

The utility businesses conducted by our power delivery subsidiaries are subject to regulation by various federal, state and local regulatory agencies that significantly affects their operations. Each of Pepco, DPL and ACE is regulated by public service commissions in its service territories, with respect to, among other things, the rates it can charge retail customers for the delivery of electricity. In addition, the rates that the companies can charge for electricity transmission are regulated by the Federal Energy Regulatory Commission, or FERC. The FERC also regulates the rates that our competitive energy subsidiaries can charge for wholesale electric power sales. The power delivery subsidiaries cannot change delivery or transmission rates without approval by the applicable regulatory authority. While the approved delivery and transmission rates are intended to permit the companies to recover their costs of service and earn a reasonable rate of return, the profitability of the companies is affected by the rates they are able to charge. In addition, if the costs incurred by any of the companies in operating its transmission and distribution facilities exceed the allowed amounts for costs included in the approved rates, the financial results of that company, and correspondingly, our financial results will be adversely affected.

Our subsidiaries also are required to have numerous permits, approvals and certificates from governmental agencies that regulate their businesses. We believe that our subsidiaries have obtained the material permits, approvals and certificates necessary for their existing operations and that their businesses are conducted in accordance with applicable laws; however, we are unable to predict the impact of future regulatory activities of any of these agencies on their business. Changes in or reinterpretations of existing laws or regulations, or the imposition of new laws or regulations, may require our subsidiaries to incur additional expenses or to change the way they conduct their operations.

Our business could be adversely affected by the Mirant bankruptcy.

In 2000, Pepco sold substantially all of its electricity generation assets to Mirant. As part of the sale, Pepco entered into several ongoing contractual arrangements with Mirant and certain of its subsidiaries. On July 14, 2003, Mirant and most of its subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Texas. Depending on the outcome of the proceedings, the Mirant bankruptcy could adversely affect our business. For more information, please see the information in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the three months ended June 30, 2004.

Pepco may be required to make additional divestiture proceeds gain-sharing payments to customers in the District of Columbia and Maryland.

Pepco currently is involved in regulatory proceedings in Maryland and the District of Columbia related to the sharing of the net proceeds from the sale of its generation-related assets. The principal issue in the proceedings is whether Pepco should be required to share with customers the excess deferred income taxes and accumulated deferred investment tax credits associated with the sold assets and, if so, whether such sharing would violate the normalization provisions of the Internal Revenue Code and its implementing regulations. Depending on the outcome of the proceedings, Pepco could be required to make additional gain-sharing payments to customers and payments to the Internal Revenue Service in the amount of the associated accumulated deferred investment tax credits, and Pepco might be unable to use accelerated depreciation on District of Columbia and Maryland allocated or assigned property. For more information, please see the information in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K/A for the year ended December 31, 2003.

Proposed tax legislation may have an adverse effect on our cash flow.

The assets of PCI include a cross-border energy lease portfolio with a book value of approximately $1.2 billion at June 30, 2004. The U.S. House of Representatives passed legislation (HR4520), that would apply new passive loss limitation rules prospectively to, generally, any new leases (including cross-border leases) entered into after March 12, 2004 with tax indifferent parties (i.e., municipalities and tax exempt or governmental entities). Cross-border leases are leases by a U.S. taxpayer of property located in a foreign country. All of PCI’s cross-border leases are with tax indifferent parties and were entered into prior to 2004. Therefore, the House’s proposed legislation would not affect PCI’s existing leases. Legislation was also passed by the U.S. Senate (S1637) on May 11, 2004, that may jeopardize the tax benefits received by leaseholders, including PCI, from existing cross-border leases. The Senate’s legislation provides for new passive loss limitation rules that would generally be applied to, among other leases, currently existing cross-border lease agreements, including PCI’s cross-border leases, for taxable years beginning after January 31, 2004. Enactment into law of the Senate bill in its current form could result in a material delay of the income tax benefits that PCI would receive in connection with PCI’s cross-border leases and thereby adversely affect our cash-flow, but would not have an impact on the total tax benefits to be received from PCI’s cross-border leases. In accordance with Financial Accounting Standard 13, “Accounting for Leases,” the book value of PCI’s leases would not be affected by enactment of the Senate bill because the total estimated net income from the leases would be unchanged. However, if another event were to result in a change to the total estimated net income from the leases, PCI would be required to adjust the book value of its leases in accordance with Financial Accounting Standard 13, which adjustment would take into account the effect of the delayed income tax benefits resulting from enactment of the Senate bill. The House and Senate are scheduled in the future to hold a conference to reconcile the differences in the two bills to determine the final legislation and, accordingly, the outcome of these legislative proposals is unknown at this time.

The operating results of our power delivery and competitive energy subsidiaries fluctuate on a seasonal basis and can be adversely affected by changes in weather.

The businesses of our power delivery and competitive energy subsidiaries are seasonal and weather patterns can have a material impact on their operating performance. Demand for electricity is generally greater in the summer months associated with cooling and demand for electricity and gas is generally greater in the winter months associated with heating as compared to other times of the year. Accordingly, our power delivery and competitive energy subsidiaries historically have generated less revenues and income when weather conditions are milder in the winter and cooler in the summer.

The facilities of our subsidiaries may not operate as planned or may require significant maintenance expenditures, which could decrease their revenues or increase their expenses.

Operation of generation, transmission and distribution facilities involves many risks, including the breakdown or failure of equipment, accidents, labor disputes and performance below expected levels. Older facilities and equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures for additions or upgrades to keep them operating at peak efficiency, to comply with changing environmental requirements, or to provide reliable operations. Natural disasters and weather-related incidents, including tornadoes, hurricanes and snow and ice storms, also can disrupt generation, transmission and distribution delivery systems. Operation of generation, transmission and distribution facilities below expected capacity levels can reduce revenues and result in the incurrence of additional expenses that may not be recoverable from customers or through insurance. Furthermore, if our operating subsidiaries are unable to perform their contractual obligations for any of these reasons, they may incur penalties or damages.

The transmission facilities of our power delivery subsidiaries are interconnected with the facilities of other transmission facility owners whose actions could have a negative impact on the operations of our subsidiaries.

The transmission facilities of Pepco, DPL and ACE are directly interconnected with the transmission facilities of contiguous utilities and as such are part of an interstate power transmission grid. The FERC has designated a number of regional transmission operators to coordinate the operation of portions of the interstate transmission grid. Each of Pepco, DPL and ACE is a member of PJM Interconnection, LLC, which is the regional transmission operator that coordinates the movement of electricity in all or parts of Delaware, Maryland, New Jersey, Ohio, Pennsylvania, Virginia, West Virginia and the District of Columbia. Pepco, DPL and ACE operate their transmission facilities under the direction and control of PJM. PJM and the other regional transmission operators have established sophisticated systems that are designed to ensure the reliability of the operation of transmission facilities and prevent the operations of one utility from having an adverse impact on the operations of the other utilities. However, the systems put in place by PJM and the other regional transmission operators may not always be adequate to prevent problems at other utilities from causing service interruptions in the transmission facilities of Pepco, DPL or ACE. If any of Pepco, DPL or ACE were to suffer such a service interruption, it could have a negative impact on its and our business.

The cost of compliance with environmental laws is significant and new environmental laws may increase our expenses and the expenses of our subsidiaries.

The operations of our subsidiaries, both regulated and unregulated, are subject to extensive federal, state and local environmental statutes, rules and regulations, relating to air quality, water quality, spill prevention, waste management, natural resources, site remediation, and health and safety. These laws and regulations require our subsidiaries to make capital expenditures and to incur other expenditures to, among other things, meet emissions standards, conduct site remediation and perform environmental monitoring. Our subsidiaries also may be required to pay significant remediation costs with respect to third party sites. If our subsidiaries fail to comply with applicable environmental laws and regulations, even if caused by factors beyond their control, such failure could result in the assessment of civil or criminal penalties and liabilities and the need to expend significant sums to come into compliance.

In addition, our subsidiaries incur costs to obtain and comply with a variety of environmental permits, licenses, inspections and other approvals. If there is a delay in obtaining any required environmental regulatory approval or if our subsidiaries fail to obtain, maintain or comply with any such approval, operations at affected facilities could be halted or subjected to additional costs.

New environmental laws and regulations, or new interpretations of existing laws and regulations, could impose more stringent limitations on the operations of our subsidiaries or require them to incur significant additional costs. Our current compliance strategy may not successfully address the relevant standards and interpretations of the future.

Our competitive energy business is highly competitive.

The unregulated energy generation, supply and marketing businesses in the mid-Atlantic region are characterized by intense competition at both the wholesale and retail levels. Our competitive energy businesses compete with numerous non-utility generators, independent power producers, wholesale power marketers and brokers, and traditional utilities that continue to operate generation assets. This competition generally has the effect of reducing margins and requires a continual focus on controlling costs.

Our competitive energy businesses rely on some transmission and distribution assets that they do not own or control to deliver wholesale electricity and to obtain fuel for their generation facilities.

Our competitive energy businesses depend upon transmission facilities owned and operated by others for delivery to customers. The operation of their generation facilities also depends upon coal, natural gas or diesel fuel supplied by others. If electric transmission is disrupted or capacity is inadequate or unavailable, our competitive energy businesses’ ability to sell and deliver wholesale power, and therefore to fulfill their contractual obligations, could be adversely affected. Similarly, if the fuel supply to one or more of their generation plants is disrupted and storage or other alternative sources of supply are not available the competitive energy businesses’ ability to operate their generating facilities could be adversely affected.

Changes in technology may adversely affect our power delivery and competitive energy businesses.

Research and development activities are ongoing to improve alternative technologies to produce electricity, including fuel cells, microturbines and photovoltaic (solar) cells. It is possible that advances in these or other alternative technologies will reduce the costs of electricity production from these technologies, thereby making the generating facilities of our competitive energy businesses less competitive. In addition, increased conservation efforts and advances in technology could reduce demand for electricity supply and distribution, which could adversely affect our power delivery and competitive energy businesses. Changes in technology also could alter the channels through which retail electric customers buy electricity, which could adversely affect our power delivery businesses.

Our risk management procedures may not prevent losses in the operation of our competitive energy businesses.

The operations of our competitive energy businesses are conducted in accordance with risk management systems that are designed to quantify risk. However, actual results sometimes deviate from modeled expectations. In particular, risks in our energy activities are measured and monitored utilizing value-at-risk models to determine the effects of the potential one-day favorable or unfavorable price movement. These estimates are based on historical price volatility and assume a normal distribution of price changes. Consequently, if prices significantly deviate from historical prices, our risk management systems, including assumptions supporting risk limits, may not protect us from significant losses. In addition, adverse changes in energy prices may result in economic losses in our earnings and cash flows and reductions in the value of assets on our balance sheet under applicable accounting rules.

The commodity hedging procedures used by our competitive energy businesses may not protect us from significant losses caused by volatile commodity prices.

To lower the financial exposure related to commodity price fluctuations, our competitive energy businesses routinely enter into contracts to hedge the value of their assets and operations. As part of this strategy, our competitive energy businesses utilize fixed-price, forward, physical purchase and sales contracts, tolling agreements, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. Conectiv Energy’s goal is to hedge 75% of both the expected power output of its generation facilities and the costs of fuel used to operate those facilities. However, the actual level of hedging coverage may vary from these goals. Due to the high heat rate of the Pepco Energy Services power plant generation, Pepco Energy Services infrequently locks in the forward value of these plants with wholesale contracts. To the extent that our competitive energy businesses have unhedged positions or their hedging procedures do not work as planned, fluctuating commodity prices could result in significant losses.

Acts of terrorism could adversely affect our businesses.

The threat of or actual acts of terrorism may affect our operations and those of our subsidiaries in unpredictable ways and may cause changes in the insurance markets, force us and our subsidiaries to increase security measures and cause disruptions of fuel supplies and markets. If any of our infrastructure facilities, such as our electric generation, fuel storage, transmission or distribution facilities, were to be a direct target, or an indirect casualty, of an act of terrorism, our operations could be adversely affected. Instability in the financial markets as a result of terrorism also could affect the ability of us and our subsidiaries to raise needed capital.

Our and our subsidiaries’ insurance coverage may not be sufficient to cover all casualty losses that we and they might incur.

We and our subsidiaries currently have insurance coverage for our facilities and operations in amounts and with deductibles that we consider appropriate. However, there is no assurance that such insurance coverage will be available in the future on commercially reasonable terms. In addition, some risks, such as weather related casualties, may not be insurable. In the case of loss or damage to property, plant or equipment, there is no assurance that the insurance proceeds, if any, received will be sufficient to cover the entire cost of replacement or repair.

We and our subsidiaries may be adversely affected by economic conditions.

Periods of slowed economic activity generally result in decreased demand for power, particularly by industrial and large commercial customers. As a consequence, recessions or other downturns in the economy may result in decreased revenues and cash flows for our power delivery and competitive energy businesses.

We and our subsidiaries are dependent on our and our subsidiaries’ ability to successfully access capital markets. An inability to access capital may adversely affect our and our subsidiaries’ business.

We and our subsidiaries rely on access to both short-term money markets and longer-term capital markets as a source of liquidity and to satisfy capital requirements not satisfied by the cash flow from operations. Capital market disruptions, or a downgrade in our credit ratings or those of our subsidiaries, would increase the cost of borrowing or could adversely affect our and our subsidiaries’ ability to access one or more financial markets. Disruptions to the capital markets could include, but are not limited to:

•	recession or an economic slowdown;

•	the bankruptcy of one or more energy companies;

•	significant increases in the prices for oil or other fuel;

•	a terrorist attack or threatened attacks; or

•	a significant transmission failure.

We may be required to, or may elect to, make significant cash contributions to our defined benefit pension plan.

We follow the guidance of Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” in accounting for pension benefits under our retirement plan, a non-contributory defined benefit plan. In accordance with these accounting standards, we make assumptions regarding the valuation of benefit obligations and the performance of plan assets. Changes in assumptions such as the use of a different discount rate or expected return on plan assets affect the calculation of projected benefit obligations, accumulated benefit obligation, or ABO, reported pension liability on our balance sheet, and reported annual net periodic pension benefit cost on our income statement.

Furthermore, as a result of actual pension plan experience being different from expected, the ABO could be greater than the fair value of pension plan assets. If this were to occur, we could be required to recognize an additional minimum liability as prescribed by SFAS No. 87. The liability would be recorded as a reduction to common equity through a charge to Other Comprehensive Income, or OCI, and would not affect net income for the year. The charge to OCI would be restored through common equity in future periods when the fair value of plan assets exceeded the accumulated benefit obligation. Our current funding policy is to make cash contributions to the pension plan sufficient for plan assets to exceed the ABO, and avoid the recognition of an additional minimum liability.

Changes in assumptions could also impact future cash funding for the pension plan in order to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, or ERISA. Our defined benefit plan currently meets the minimum funding requirements of ERISA without any additional funding.

Provisions of the Delaware General Corporation Law and our organizational documents may discourage an acquisition of us.

Our organizational documents and the Delaware General Corporation Law both contain provisions that could impede the removal of our directors and discourage a third party from making a proposal to acquire us. For example, our certificate of incorporation provides for a staggered board of directors that is divided into three classes of equal size, with the directors of one class elected each year for a term of three years. In addition, as a Delaware corporation, we are subject to the business combination law set forth in Section 203 of the Delaware General Corporation Law, which could have the effect of delaying, discouraging or preventing an acquisition of us.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $241.3 million (approximately $277.5 million if the underwriters’ overallotment option is exercised in full) after deducting the underwriting discount and our estimated offering expenses. We intend to use the net proceeds from this offering to repay a $335 million term loan of our subsidiary Conectiv Bethlehem, LLC with an effective interest rate of 5.57% at June 30, 2004 (the CBI Loan). The CBI Loan matures on June 30, 2006, but can be repaid without penalty at anytime prior to maturity. Conectiv Bethlehem, LLC entered into an interest rate swap agreement for approximately 81% of the principal amount of the CBI Loan, which must be settled upon termination of the CBI Loan. If termination of the CBI Loan had occurred on June 30, 2004, Conectiv Bethlehem, LLC would have paid $6.4 million to settle the swap. We will issue commercial paper to fund repayment of the balance of the CBI Loan and the settlement of the swap.

CAPITALIZATION

The table below shows our capitalization as of June 30, 2004:

•	on an actual consolidated basis; and

•	as adjusted to give effect to the sale of 13,000,000 shares of common stock in this offering at a public offering price of $19.25 per share (excluding any exercise of the underwriters’ overallotment option), the use of the net proceeds of this offering to repay an equal portion of the $335 million CBI Loan, and the issuance of approximately $100.1 million of short term debt to fund the repayment of the balance of the CBI Loan and settlement of the swap.

You should read this table along with our consolidated financial statements and the related notes incorporated by reference in the accompanying prospectus.

Pepco Holdings, Inc.

(in millions)

	As of June 30, 2004 (unaudited)
	Actual	As Adjusted
Short term debt (a)	$927.0	$1,005.7
Capital lease obligations due within one year	15.8	15.8
Long term debt	4,663.2	4,349.6
Transition Bonds issued by ACE Funding	537.7	537.7
Mandatorily redeemable serial preferred stock	45.0	45.0
Capital lease obligations	113.2	113.2
Serial preferred stock	63.2	63.2
Shareholders’ equity	3,068.4	3,309.7

Total capitalization	$9,433.5	$9,439.9

(a)	Includes current maturities of long-term debt ($600.6 million) and Variable Rate Demand Bonds ($158.4 million).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table contains selected historical consolidated financial information for PHI (and its predecessor Pepco) derived from PHI’s financial statements. The selected historical consolidated financial information for the six months ended June 30, 2004 and 2003 is derived from the unaudited financial statements of PHI for the six months ended June 30, 2004 and 2003, and the selected historical consolidated financial information for the years ended December 31, 2003, 2002 and 2001 is derived from the audited financial statements of PHI for the years ended December 31, 2003, 2002 and 2001. On August 1, 2002, Pepco merged with Conectiv. The merger was accounted for using the purchase method of accounting, with Pepco as the acquirer of Conectiv. Accordingly, the income statement data for PHI for the year ended December 31, 2002 include Pepco’s and its pre-merger subsidiaries’ results for the entire year consolidated with Conectiv’s and its subsidiaries’ results starting on August 1, 2002. The amounts for 2001 reflect only the consolidated operations of Pepco and its pre-merger subsidiaries as previously reported by Pepco (with certain reclassifications in order to conform to holding company presentation). The selected historical financial information should be read in conjunction with the historical consolidated financial statements and related notes of PHI incorporated by reference in the accompanying prospectus. The financial results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for an entire year.

Pepco Holdings, Inc.

(in millions, except per share data)

	For the Six Months Ended June 30,				For the Year Ended December 31,
	2004		2003		2003		2002	2001
Operating Revenue	$3,455.6		$3,627.1	(f)	$7,271.3	(f)	$4,324.5	$2,371.2
Operating Expense	$3,074.6	(a)(b)	$3,448.7	(g)	$6,654.9	(h)(i)	$3,778.9	$2,004.8
Operating Income	$381.0		$178.4		$616.4		$545.6	$366.4
Interest Expense	$184.7		$180.2		$368.3		$213.8	$148.7
Income Taxes	$70.1	(c)	$(1.6)		$65.9		$124.1	$83.5
Net Income	$141.6	(d)(e)	$18.1		$113.5	(j)	$210.5	$163.4	(k)(l)
Average Common Shares Outstanding Basic	172.0		170.3		170.7		131.1	108.5
Average Common Shares Outstanding Diluted	172.0		170.3		170.7		131.1	108.8
Basic Earnings Per Average Share of Common Stock	$0.82		$0.11		$0.66		$1.61	$1.51
Diluted Earnings Per Average Share of Common Stock	$0.82		$0.11		$0.66		$1.61	$1.50

(a)	Includes a $14.4 million gain from the condemnation settlement associated with the transfer of Vineland distribution assets by ACE and a $6.6 million gain on the sale of non-utility land by Pepco during the first quarter of 2004.
(b)	Includes a $5.5 million gain from PCI’s sale of two aircraft during the first quarter of 2004.
(c)	Includes $13.1 million reduction in income taxes for the period 2001 to 2003 resulting from newly enacted regulations in a local jurisdiction, allowing for the filing of consolidated tax returns by us and our subsidiaries.
(d)	Includes an $11.2 million pre-tax gain ($6.6 million after-tax) from the disposition of a joint venture associated with the Vineland co-generation facility by Conectiv Energy.
(e)	Includes an $11.2 million pre-tax impairment charge ($7.3 million after-tax) used to reduce the value of the Starpower investment to $28 million at June 30, 2004.
(f)	Includes the unfavorable impact resulting from net trading losses of approximately $44 million incurred prior to the cessation of proprietary trading by Conectiv Energy.
(g)	Includes a charge of $110.7 million by Conectiv Energy related to a combustion turbine, or CT, cancellation, partially offset by $57.9 million related to the reversal of a purchase accounting fair value adjustment made on the date of the merger related to the CT contract.
(h)	Includes a charge of $108.0 million ($64.1 million after-tax) by Conectiv Energy related to the CT contract cancellation, partially offset by $57.9 million ($34.6 million after-tax) resulting from the reversal of a purchase accounting fair value adjustment made on the date of the merger. Overall the net impact of these two transactions is $50.1 million ($29.5 million after-tax) on consolidated net income.
(i)	Includes a charge of $32.8 million ($19.4 million after-tax) by Conectiv Energy related to an impairment of CT inventory, partially offset by $29.6 million ($17.7 million after-tax) resulting from the reversal of a purchase accounting fair value adjustment made on the date of the merger. Overall the net impact of these two transactions is $3.2 million ($1.7 million after-tax) on consolidated net income.
(j)	Includes a non-cash impairment charge of $102.6 million ($66.7 million after-tax) related to Pepcom’s investment in Starpower, a gain of $68.8 million ($44.7 million after-tax) on the sale of the Edison Place office building, and a net impairment charge of $8.1 million ($5.2 million after-tax) on PCI’s aircraft portfolio.
(k)	Includes a gain of $29.3 million ($9.9 million after-tax) from the divestiture of generation assets by Pepco.
(l)	Includes write-down of $65.5 million ($42.6 million after-tax) of the value of PCI’s aircraft holdings and investments.

COMMON STOCK PRICE RANGE AND DIVIDENDS

The following table sets forth the high and low sales prices per share of our common stock as reported on the New York Stock Exchange composite tape and the dividends paid per share for the periods indicated.

	Price Range
	High	Low	Dividends
2002
First Quarter	$23.69	$21.70	$0.25
Second Quarter	23.83	19.10	0.25
Third Quarter	21.88	15.37	0.25
Fourth Quarter	21.08	18.30	0.25
2003
First Quarter	$20.56	$16.73	$0.25
Second Quarter	20.51	16.10	0.25
Third Quarter	19.65	16.65	0.25
Fourth Quarter	19.84	17.28	0.25
2004
First Quarter	$21.71	$19.08	$0.25
Second Quarter	20.62	17.04	0.25
Third Quarter (through September 9, 2004)	20.64	17.90	0.25

Historical information for periods prior to August 1, 2002 is information for the common stock of our predecessor, Pepco. On September 9, 2004, the reported last sale price of the common stock on the New York Stock Exchange was $19.52 per share. As of August 31, 2004, there were approximately 76,827 holders of record of our common stock.

On July 22, 2004, our board of directors declared a dividend in the amount of $0.25 per share, payable on September 30, 2004, to holders of record on September 10, 2004. This dividend will not be paid on the shares of common stock offered by this prospectus supplement.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,550,000
Credit Suisse First Boston LLC	4,550,000
Citigroup Global Markets Inc.	650,000
J.P. Morgan Securities Inc.	650,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	650,000
Scotia Capital (USA) Inc.	650,000
SunTrust Capital Markets, Inc.	650,000
Wachovia Capital Markets, LLC	650,000

Total	13,000,000

The underwriters have agreed, subject to the terms and conditions contained in the underwriting agreement, to purchase all of the shares of common stock sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $.40 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share on sales to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. This information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$19.25	$250,250,000	$287,787,500
Underwriting discount	$.6738	$8,759,400	$10,073,310
Proceeds, before expenses, to us	$18.5762	$241,490,600	$277,714,190

We estimate that the expenses of this offering, not including the underwriting discount, will be $200,000.

Overallotment Option

We have granted an option to the underwriters to purchase up to 1,950,000 additional shares of common stock at the public offering price on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option at any time within 30 days from the date of this prospectus supplement solely to cover overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the table above.

No Sale of Similar Securities

Subject to certain exceptions, we have agreed that, without first obtaining the written consent of the representatives, we will not during the 90-day period after the date of this prospectus supplement:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant to sell any common stock;

•	lend or otherwise dispose of or transfer any common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic equivalent of ownership of common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The lockup agreement applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. The lockup agreement does not apply to issuances under our employee or director compensation and benefit plans or our dividend reinvestment plan or in connection with business combinations. The representatives in their sole discretion may release any of the securities subject to the lockup agreement at any time without notice.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common stock is completed, SEC rules may limit the underwriters from bidding for or purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases that peg, fix or maintain that price.

The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option. The underwriters may close out any covered short position by either exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters’ purchases to cover syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters or their affiliates have provided investment or commercial banking services to us, including as an underwriter of our securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

An affiliate of Scotia Capital (USA) Inc., an underwriter, is a lender under the CBI Loan. Because we will use net proceeds of this offering to repay the CBI Loan, this offering is being made pursuant to the provisions of Rule 2710(h)(1) of the National Association of Securities Dealers, Inc.

Electronic Distribution

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

EXPERTS

The financial statements incorporated in the accompanying prospectus by reference to our Annual Report on Form 10-K/A for the year ended December 31, 2003 have been so incorporated in reliance on the report which contains an explanatory paragraph that PHI has revised the presentation of its consolidated statement of earnings for the year ended December 31, 2003 of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters in connection with the offering of the common stock will be passed upon for us by William T. Torgerson, Esq., our Vice Chairman and General Counsel, and by Covington & Burling, Washington, D.C., and for the underwriters by Dewey Ballantine LLP. Dewey Ballantine LLP, from time to time, represents certain of our affiliates.

PROSPECTUS

$790,000,000

Common Stock

Debt Securities

By this prospectus, we may offer these securities from time to time in one or more series with an aggregate offering price not to exceed $790,000,000. We will provide you with specific information about the offering and the terms of these securities in supplements to this prospectus. You should read this prospectus and the relevant prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock trades on the New York Stock Exchange under the symbol “POM.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 6, 2003.

This prospectus is a part of registration statements we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

ABOUT THIS PROSPECTUS

This prospectus is a part of registration statements that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $790,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

For more detailed information about the securities, you can also read the exhibits to the registration statements. Those exhibits have been either filed with the registration statements or incorporated by reference to earlier SEC filings listed in the registration statements.

In this prospectus, unless the context indicates otherwise, the words “PHI,” “the company,” “we,” “our,” “ours” and “us” refer to Pepco Holdings, Inc. and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our common stock is listed on the New York Stock Exchange under the ticker symbol “POM.” You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

i

This prospectus is a part of registration statements on Form S-3 filed with the SEC under the Securities Act of 1933. It does not contain all of the information that is important to you. You should read the registration statements for further information about us and the securities. Statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statements or otherwise filed with the SEC highlight selected information, and in each instance reference is made to the copy of the document filed.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and may supersede this information. We incorporate by reference the documents listed below that we have filed with the SEC and any future filing that we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 from the date of filing of the initial registration statement until we sell all of the securities.

•	Our Annual Report on Form 10-K for the year ended December 31, 2002;

•	The description of our common stock included in our Registration Statement on Form 8-A, filed on July 23, 2002, registering the common stock under Section 12(b) of the Securities Exchange Act, and any amendment or report subsequently filed for the purpose of updating such description; and

•	Our Current Reports on Form 8-K filed January 13, 2003, January 17, 2003, February 11, 2003, March 3, 2003 and March 6, 2003.

If you request copies of any of the documents incorporated by reference, we will send you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Pepco Holdings, Inc., 701 Ninth Street, N.W., Washington, D.C. 20068, attention: Corporate Secretary. The telephone number is (202) 872-2900.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management’s intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained and incorporated by reference herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond our control and may cause actual results to differ materially from those contained in forward-looking statements:

•	Prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs);

ii

•	Changes in and compliance with environmental and safety laws and policies;

•	Weather conditions;

•	Population growth rates and demographic patterns;

•	Competition for retail and wholesale customers;

•	General economic conditions;

•	Growth in demand, sales and capacity to fulfill demand;

•	Changes in tax rates or policies or in rates of inflation;

•	Changes in project costs;

•	Unanticipated changes in operating expenses and capital expenditures;

•	Capital market conditions;

•	Restrictions imposed by the Public Utility Holding Company Act of 1935 (“PUHCA”);

•	Competition for new energy development opportunities and other opportunities;

•	Legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability;

•	Pace of entry into new markets;

•	Success in marketing services;

•	Trading counterparty credit risk;

•	Ability to secure electric and natural gas supply to fulfill sales commitments at favorable prices;

•	Volatility in market demand and prices for energy, capacity and fuel;

•	Operating performance of power plants;

•	Interest rate fluctuations and credit market concerns; and

•	Effects of geopolitical events, including the threat of domestic terrorism.

Any forward-looking statements speak only as of the date of this prospectus or any prospectus supplement, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of such factors, nor can we assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

iii

PEPCO HOLDINGS, INC.

We are a registered holding company under PUHCA. We were incorporated in Delaware on February 9, 2001 and became a holding company on August 1, 2002, in connection with the merger of Potomac Electric Power Company (“Pepco”) and Conectiv. As a result of this merger, Pepco and Conectiv are now our wholly owned subsidiaries. We are engaged, through our subsidiaries, principally in regulated electric and gas utility distribution operations in competitive markets. The utility operations of our subsidiary companies serve more than 1.8 million customers in Delaware, the District of Columbia, Maryland, New Jersey and Virginia. We are one of the largest owners of transmission in the Pennsylvania/New Jersey/Maryland power pool (“PJM”), serving a 10,000 square-mile service territory in a growing region with a population of approximately 4 million. Our electric and gas delivery businesses are complemented by a portfolio of mid-merit generating assets and related marketing and risk management capabilities. Through our other non-regulated subsidiaries, we operate competitive retail energy businesses and manage a portfolio of financial investments.

We manage the operations of our subsidiaries as described below.

Power Delivery

The largest component of our business is power delivery, which we conduct through our subsidiaries Pepco, Delmarva Power & Light Company (“DPL”), and Atlantic City Electric Company (“ACE”). Pepco, DPL and ACE are all regulated public utilities in the jurisdictions in which they serve customers. We refer to the operations of DPL and ACE collectively as “Conectiv Power Delivery.”

Pepco

Pepco is engaged in the transmission and distribution of electricity in Washington, D.C. and major portions of Prince George’s and Montgomery Counties in suburban Maryland. As of December 31, 2002, Pepco delivered power to approximately 722,000 customers. Under settlements entered into with regulatory authorities, Pepco is required to provide electricity supply at specified rates (which we refer to as “default service”) to customers in Maryland until July 2004 and to customers in Washington, D.C. until February 2005. Under a full requirements contract entered into in 2000 in connection with the purchase by Mirant Corporation of substantially all of Pepco’s electricity generation assets, Mirant is obligated to supply Pepco with all of the capacity and energy needed to fulfill these default service obligations at fixed prices that are lower than currently approved tariff rates that Pepco charges for providing such service. The profit is shared with Pepco’s retail customers. If Mirant were to fail to fulfill its supply obligations, Pepco would have to find alternative sources of supply at rates then prevailing.

Conectiv Power Delivery

DPL is engaged in the transmission and distribution of electricity in Delaware and portions of Maryland and Virginia and provides gas distribution service in northern Delaware. As of December 31, 2002, DPL delivered electricity to approximately 485,100 customers and gas to approximately 115,400 customers. Under regulatory settlements, DPL is required to provide default electricity service to customers in Maryland until July 2004, to customers in Delaware until May 2006 and to customers in Virginia until January 2004 (which may be extended to July 2007). Conectiv Energy (which we describe below) supplies all of DPL’s default service load requirements under a supply agreement that ends June 30, 2004. Conectiv Energy’s resources for supplying DPL’s default service load include electricity generated by Conectiv Energy’s plants and electricity purchased under long-term agreements. DPL purchases gas supplies for its customers from marketers and producers in the spot market and under short-term and long-term agreements.

ACE is engaged in the transmission and distribution of electricity in southern New Jersey. As of December 31, 2002, ACE delivered electricity to approximately 514,300 customers. ACE has default service obligations, known as Basic Generation Service, for approximately 20% of the electricity supply to its customers. We expect ACE to fulfill these obligations through the generation output from fossil-fuel fired generating plants discussed below and through existing purchase power agreements with non-utility generators. ACE currently owns fossil fuel-fired electric generating plants with 740 MW of capacity. In May 2002, Conectiv initiated a competitive bidding process to sell the ACE plants. On January 13, 2003, we announced that ACE had terminated the competitive bidding process because conditions in the electric energy market prevented ACE from reaching agreements for the sale of these assets. ACE remains interested in selling these assets on acceptable terms, but cannot predict whether or not any or all of the plants will be sold, whether the New Jersey Board of Public Utilities will grant the required approval of any sales agreements, or any related impacts upon recoverable stranded costs.

Competitive Energy

This component of our business is conducted through subsidiaries of Conectiv Energy Holding Company (collectively referred to herein as “Conectiv Energy”) and Pepco Energy Services, Inc. (“Pepco Energy Services”). Conectiv Energy Holding Company and Pepco Energy Services are our subsidiaries.

Conectiv Energy

Conectiv Energy supplies power to DPL under a power sales contract and provides wholesale power and ancillary services to the PJM power pool. Conectiv Energy’s generation asset strategy focuses on mid-merit plants with operating flexibility, multi-fuel capability and low capital requirements that can quickly change their output level on an economic basis. Mid-merit plants generally are operated during times when demand for electricity rises and prices are higher. Until March 3, 2003, Conectiv Energy also engaged in energy trading designed to take advantage of price fluctuations and arbitrage opportunities.

As of December 31, 2002, Conectiv Energy owned and operated electric generating plants with 2,727 MW of capacity. In January 2002 Conectiv Energy began construction of a 1,100 MW combined cycle plant with six combustion turbines at a site in Bethlehem, Pennsylvania that is expected to become fully operational in stages. A total of 306 MW were added in 2002 at this site, and an additional 794 MW of capacity will be added in 2003. In addition, Conectiv Energy has ordered seven combustion turbines which, with additional equipment, could be configured into up to three combined cycle plants with approximately 550 MW of capacity each. Through December 31, 2002, a total of $192.3 million has been paid for these turbines. The total cost to purchase the combustion turbines is approximately $235 million. In August of 2002, as part of our acquisition of Conectiv, the book value of these combustion turbines was adjusted down to the then fair market value of $153 million (approximately 35% lower than the purchase cost). Construction of these additional plants is subject to market and other conditions, but is currently scheduled to occur in phases to be completed in 2007 and 2008. In light of continuing declines in wholesale energy prices, further analyses of energy markets and projections of future demand for electricity, among other factors, Conectiv Energy is considering all of its options including delaying delivery of equipment, delaying construction, selling the equipment and canceling equipment orders.

Pepco Energy Services

Pepco Energy Services provides retail electricity and natural gas to residential, commercial, industrial and governmental customers in the District of Columbia and states in the mid-Atlantic region. Pepco Energy Services also provides integrated energy management solutions to commercial, industrial and governmental customers, including energy-efficiency contracting, development and construction of “green power” facilities, equipment operation and maintenance, fuel management, and appliance service agreements. In addition, Pepco Energy Services owns electricity generation plants with approximately 800 MW of peaking capacity, the output of which Pepco Energy Services sells on the wholesale market. Pepco Energy Services also purchases and sells electricity and natural gas on the wholesale market to support its commitments to its retail customers.

Other Non-Regulated

This component of our business is conducted through our subsidiaries Potomac Capital Investment Corporation (“PCI”) and Pepco Communications Inc. (“Pepcom”).

PCI

PCI manages a portfolio of financial investments and strategic operating businesses that are designed to provide us with supplemental earnings and cash flow. PCI has been redirecting its investment operations to focus on investments that are related to the energy industry, such as energy leveraged leases. These transactions involve PCI’s purchase and leaseback of utility assets, located outside of the United States, that are designed to provide a long-term, stable stream of cash flow and earnings. PCI has reduced its previous concentration of investments in the aircraft industry from 33 aircraft in 1995 to three aircraft currently. PCI also owns a ten-story, 360,000 square foot office building in downtown Washington, D.C., which is leased to Pepco and serves as our and Pepco’s corporate headquarters.

PCI’s utility industry products and services are provided through various operating companies. Its underground electric services company, W.A. Chester, provides high voltage construction and maintenance services to utilities and to other customers throughout the United States. PCI also owns Severn Cable, which provides low voltage electric and telecommunication construction and maintenance services in the Washington, D.C. area.

Pepcom

Pepcom owns a 50% interest in Starpower Communications, LLC, a joint venture with RCN Corporation which provides cable and telecommunications services to households in the Washington, D.C. area.

Our headquarters are located at 701 Ninth Street, N.W., Washington, D.C. 20068, and our telephone number is (202) 872-2000.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include the repayment of debt.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is our ratio of earnings to fixed charges for each year in the five year period ended December 31, 2002.

	Twelve Months Ended December 31,
	2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges	2.28x	2.44x	3.78x	2.59x	2.53x

PHI became the parent of Pepco and Conectiv on August 1, 2002. Because Pepco is the predecessor of PHI, PHI’s historical ratios for each year in the four year period ended December 31, 2001 are the same as Pepco’s historical ratios for such years. For purposes of calculating the Ratio of Earnings to Fixed Charges, earnings consist of net income, plus taxes based on income, plus fixed charges, which consist of interest expense, distributions of Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust and interest factor in rentals, less subsidiary capitalized interest.

DESCRIPTION OF DEBT SECURITIES

The following description of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of any debt securities and the extent, if any, to which these general provisions will not apply to such debt securities will be described in the prospectus supplement relating to the debt securities.

The debt securities will be issued in one or more series under the Indenture, dated as of September 6, 2002, between us and The Bank of New York, as trustee. The statements set forth below are brief summaries of certain provisions contained in the Indenture. These summaries do not purport to be complete and are qualified in their entirety by reference to the Indenture, which is filed as an Exhibit to the registration statement of which this prospectus is a part.

General

We may issue an unlimited amount of debt securities under the Indenture. Debt securities issued under the Indenture will rank equally with all of our other unsecured and unsubordinated debt and liabilities, including trade payables, guarantees, lease obligations and letter of credit obligations.

The relevant prospectus supplement will describe the terms of the debt securities being offered, including:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable;

•	the rate or rates at which the debt securities will bear interest, if any;

•	the currency or currency unit of payment if other than United States dollars;

•	the date from which interest, if any, on the debt securities will accrue, the dates on which interest, if any, will be payable, the date on which payment of interest, if any, will commence, and the record dates for any interest payments;

•	our right, if any, to extend interest payment periods and the duration of any extension;

•	any redemption, repayment or sinking fund provisions;

•	the place or places where the principal of and any premium and interest on the debt securities will be payable;

•	the denominations in which the debt securities will be issuable;

•	the index, if any, with reference to which the amount of principal of or any premium or interest on the debt securities will be determined;

•	any addition to or change in the events of default set forth in the Indenture applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of the debt securities due and payable;

•	any addition to or change in the covenants set forth in the Indenture; and

•	any other terms of the debt securities not inconsistent with the provisions of the Indenture.

Conversion or Exchange

If any debt securities being offered are convertible into or exchangeable for common stock or other securities, the relevant prospectus supplement will set forth the terms of conversion or exchange. Those terms will include whether conversion or exchange is mandatory, at the option of the holder or at our option, and the number of shares of common stock or other securities, or the method of determining the number of shares of common stock or other securities, to be received by the holder upon conversion or exchange.

Structural Subordination

We are a holding company that conducts all of our operations through subsidiaries. Because the claims of our subsidiaries’ creditors, including debtholders, and preferred stock holders are superior to our claims, as the direct or indirect holder of the common stock of our subsidiaries, with respect to the assets of our subsidiaries, the debt securities will be subordinated to all existing and future preferred stock and liabilities, including indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations, of our subsidiaries. Most of our subsidiaries have outstanding indebtedness, and Pepco, DPL and ACE have outstanding shares of preferred stock. The provisions of the Indenture do not limit the amount of indebtedness or preferred stock issuable by our subsidiaries.

Global Securities

We may issue registered debt securities of a series in the form of one or more fully registered global debt securities, each of which we refer to in this prospectus as a registered global security, that we will deposit with a depositary (or with a nominee of a depositary) identified in the prospectus supplement relating to such series and registered in the name of the depositary (or a nominee). In such a case, we will issue one or more registered global securities. The face of such registered global securities, will set forth the aggregate principal amount of the series of debt securities that such global registered securities represent. The depositary (or its nominee) will not transfer any registered global security unless and until it is exchanged in whole or in part for debt securities in definitive registered form, except that:

•	the depositary may transfer the whole registered global security to a nominee;

•	the depositary’s nominee may transfer the whole registered global security to the depositary;

•	the depositary’s nominee may transfer the whole registered global security to another of the depositary’s nominees; and

the depositary (or its nominee) may transfer the whole registered global security to its (or its nominee’s) successor.

Depositary Arrangements

We will describe the specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a registered global security in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Generally, ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security, which persons are referred to in this prospectus as participants, or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by such registered global security that are beneficially owned by such participants.

Any dealers, underwriters or agents participating in the distribution of such debt securities will designate the accounts to credit. For participants, the depositary will maintain the only record of their ownership of a beneficial interest in the registered global security and they will only be able to transfer such interests through the depositary’s records. For people who hold through a participant, the relevant participant will maintain such records for beneficial ownership and transfer. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These restrictions and such laws may impair the ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary (or its nominee) is the record owner of a registered global security, such depositary (or its nominee) will be considered the sole owner or holder of the debt securities represented by such registered global security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a registered global security will not be entitled to have the debt securities represented by such registered global security registered in their names, and will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders under the Indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. We understand that under existing industry practices, if we request any action of holders, or if any owner of a beneficial interest in a registered global security desires to give or take any action allowed under the Indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

Interest and Premium

Payments of principal, premium, if any, and any interest on debt securities represented by a registered global security registered in the name of a depositary (or its nominee) will be made to the depositary (or its nominee) as the registered owner of such registered global security. We and our agents will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any registered global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, and neither will the trustee and its agents.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payment of principal, premium, if any, or any interest in respect of such registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in such registered global security as shown on the depositary’s records. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

Withdrawal of Depositary

If the depositary for any debt securities represented by a registered global security notifies us that it is unwilling or unable to continue as depositary or ceases to be eligible as a depositary under applicable law, and a successor depositary is not appointed within 90 days, or if a default or Event of default has occurred, debt securities in definitive form will be issued in exchange for the relevant registered global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more registered global securities and, in such event, debt securities of such series in definitive form will be issued in exchange for all of the registered global security or registered global securities representing such debt securities. Any debt securities issued in definitive form in exchange for a registered global security will be registered in such name or names that the depositary gives to the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in such registered global security. (Indenture, Section 305.)

Payment and Paying Agents

Unless the relevant prospectus supplement indicates otherwise, payment of interest on a debt security on any interest payment date will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest payment. If there has been a default in the payment of interest on any debt security, the defaulted interest may be paid to the holder of such debt security as of the close of business on a special record date no less than 10 nor more than 15 days before the date established by us for proposed payment of such defaulted interest or in any other manner permitted by any securities exchange on which that debt security may be listed, if the trustee finds it practicable. (Indenture, Section 307.)

Unless the relevant prospectus supplement indicates otherwise, principal of, premium, if any, and any interest on the debt securities will be payable at the office of the paying agent designated by us. However, we may elect to pay interest by check mailed to the address of the person entitled to such payment at the address appearing in the security register. Unless otherwise indicated in the relevant prospectus supplement, the corporate trust office of the trustee in the City of New York will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the relevant prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series. (Indenture, Section 602.)

All moneys paid by us to a paying agent for the payment of the principal of, premium, if any, or any interest on any debt security which remain unclaimed for two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of such debt security thereafter may look only to us for payment. (Indenture, Section 603.)

Registration and Transfer

If debt securities at any time are issued otherwise than as registered global securities, the transfer of the debt securities may be registered, and debt securities may be exchanged for other debt securities of the same series, of authorized denominations and with the same terms and aggregate principal amount, at the offices of the trustee. We may change the place for registration of transfer and exchange of the debt securities and designate additional places for registration of transfer and exchange. (Indenture, Section 602.)

No service charge will be made for any transfer or exchange of the debt securities. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with any transfer or exchange. We will not be required to register the transfer of, or to exchange, the debt securities of any series during the 15 days prior to the date on which notice of redemption of any debt securities of that series is mailed or any debt security that is selected for redemption. (Indenture, Section 305.)

Defeasance

The Indenture provides that we may defease and be discharged from all obligations with respect to the debt securities and the Indenture (“legal defeasance”) or be released from our obligations under certain covenants under the Indenture with respect to the debt securities such that our failure to comply with the defeased covenants will not constitute an Event of Default (“covenant defeasance”). We may effect a legal defeasance or a covenant defeasance by

(i)	irrevocably depositing in trust with the trustee money or Eligible Obligations (as defined in the Indenture) or a combination of money and Eligible Obligations, which will be sufficient to pay when due the principal of, and any premium and interest on, the debt securities, and

(ii)	satisfying certain other conditions specified in the Indenture.

We may not effect a legal defeasance or a covenant defeasance unless we deliver to the trustee an opinion of counsel to the effect that the holders of the affected debt securities will

(i)	not recognize income, gain or loss for United States federal income tax purposes as a result of the legal defeasance or the covenant defeasance and

(ii)	be subject to United States federal income tax on the same amounts, in the same manner and at the same times as if the legal defeasance or covenant defeasance had not occurred.

In the case of legal defeasance, such opinion must be based upon a change in law or a ruling of the Internal Revenue Service. (Indenture, Article 7.)

Limitation on Liens

The Indenture provides that we will not pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien upon, any capital stock of any Significant Subsidiary, now or hereafter owned by us or by any Significant Subsidiary, to secure any Indebtedness without also securing the outstanding debt securities issued under the Indenture equally and ratably with such Indebtedness and any other indebtedness similarly entitled to be equally and ratably secured. This restriction does not apply to or prevent the creation or any extension, renewal or refunding of:

(i)	any mortgage, pledge, security interest, lien or encumbrance (collectively, “lien”) upon any capital stock created at the time it is acquired by us or any Significant Subsidiary or within 360 days after that time to secure all or any portion of the purchase price for the capital stock;

(ii)	any lien upon any capital stock existing at the time it (or any corporation or other legal entity that directly, or indirectly, owns such capital stock) is acquired by us or any Significant Subsidiary, whether or not the secured obligations are assumed by us or such Significant Subsidiary;

(iii)	any judgment, levy, execution, attachment or other similar lien arising in connection with court proceedings, provided that:

(a)	the execution or enforcement of the lien is effectively stayed within 60 days after entry of the corresponding judgment or the corresponding judgment has been discharged within that 60-day period and the claims secured by the lien are being contested in good faith by appropriate proceedings timely commenced and diligently prosecuted; or

(b)	the payment of the lien is covered in full by insurance (except for the applicable deductibles) and the insurance company has not denied or contested coverage thereof; or

(c)	so long as the lien is adequately bonded, any appropriate and duly initiated legal proceedings for the review of the corresponding judgment, decree or order shall not have been fully terminated or the period within which these proceedings may be initiated shall not have expired; or

(iv)	any lien related to the financing of any property of any Significant Subsidiary, the obligee in respect of which has no recourse to us and recourse only to the assets of such Significant Subsidiary financed in whole or in part with the proceeds of the Indebtedness secured by such lien and the capital stock of such Significant Subsidiary; provided that the only property of such Significant Subsidiary is the property financed in whole or in part with the proceeds of the Indebtedness secured by such lien; provided further that the obligee referenced herein shall be deemed not to have recourse to us to the extent that we have entered into obligations to provide equity contributions (or credit support for such equity contributions or subordinated loans in lieu of equity contributions) or performance guarantees with respect to engineering, procurement or construction contracts or other project documents (excluding loan documents or other debt instruments) related to the assets being financed, or similar obligations, which obligations are, in nature and amount, then customary for project sponsors in connection with financings of the type contemplated in this clause (iv).

We refer to the liens permitted by clauses (i) through (iv) above as “Permitted Liens.”

For purposes of the restriction described in the preceding paragraph, “Indebtedness” means:

(i)	all indebtedness created or assumed by us or any Subsidiary for the repayment of money borrowed;

(ii)	all indebtedness for money borrowed secured by a lien upon property owned by us or any Subsidiary and upon which indebtedness for money borrowed we, or any Subsidiary, customarily pay interest, although we, or such Subsidiary, have not assumed or become liable for the payment of the indebtedness for money borrowed; and

(iii)	all indebtedness of others for money borrowed which is guaranteed as to payment of principal by us or any Subsidiary or in effect guaranteed by us or such Subsidiary through a contingent agreement to purchase the indebtedness for money borrowed, but excluding from this definition any other contingent obligation of us or any Subsidiary in respect of indebtedness for money borrowed or other obligations incurred by others.

“Subsidiary” means a corporation in which more than 50% of the outstanding voting stock is owned, directly or indirectly, by us or by one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock that ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has that voting power by reason of any contingency.

“Significant Subsidiary” means any Subsidiary, the Assets of which constitute five percent or more of the total Assets of us and our Consolidated Subsidiaries as of the time that any lien upon the capital stock of such Subsidiary is effected.

The “Assets” of any person means the whole or any part of its business, property, assets, cash and receivables.

Notwithstanding the foregoing, except as otherwise specified in the officer’s certificate setting out the terms of a particular series of debt securities, we may, without securing the debt securities, pledge, mortgage, hypothecate or grant a security interest in, or permit any lien, in addition to Permitted Liens            , upon, capital stock of any Significant Subsidiary now or hereafter owned by us to secure any Indebtedness in an aggregate amount which, together with all other such Indebtedness so secured, does not exceed 15% of Consolidated Capitalization. For this purpose, “Consolidated Capitalization” means the sum of:

(i)	Consolidated Shareholders’ Equity;

(ii)	Consolidated Indebtedness for money borrowed, which is total indebtedness as shown on the consolidated balance sheet of us and our Consolidated Subsidiaries, inclusive of any that is due and payable within one year of the date the sum is determined;

(iii)	any preference or preferred stock of us or any Consolidated Subsidiary which is subject to mandatory redemption or sinking fund provisions; and, without duplication,

(iv)	Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust.

The term “Consolidated Shareholders’ Equity” means the total Assets of us and our Consolidated Subsidiaries less all liabilities of us and our Consolidated Subsidiaries that would, in accordance with generally accepted accounting principles in the United States, be classified on a balance sheet as liabilities, including without limitation:

(i)	indebtedness secured by property of us or any Consolidated Subsidiary, whether or not we or such Consolidated Subsidiary is liable for the payment of the indebtedness, unless, in the case that we or such Consolidated Subsidiary is not so liable, the property has not been included among the Assets of us or such Consolidated Subsidiary on the balance sheet;

(ii)	deferred liabilities;

(iii)	indebtedness of us or any Consolidated Subsidiary that is expressly subordinated in right and priority of payment to other liabilities of us or such Consolidated Subsidiary; and

(iv)	Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust.

As used in this definition, “liabilities” includes preference or preferred stock of us or any Consolidated Subsidiary only to the extent of any preference or preferred stock that is subject to mandatory redemption or sinking fund provisions.

The term “Consolidated Subsidiary” means at any date any Subsidiary the financial statements of which under generally accepted accounting principles would be consolidated with those of us in our consolidated financial statements as of that date.

The Indenture does not limit the ability of any of our Subsidiaries to grant liens upon any of their properties (other than the capital stock of their Significant Subsidiaries) or to transfer assets to Subsidiaries the capital stock of which may be subjected to liens. Furthermore, Permitted Liens, under some circumstances, could be placed on the capital stock of Significant Subsidiaries holding a significant portion of our assets. (Indenture, Section 608.)

Consolidation, Merger and Sale of Assets

Under the terms of the Indenture, we may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets as, or substantially as, an entirety to any entity, unless:

(i)	The surviving or successor entity is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes our obligations on all debt securities under the Indenture;

(ii)	Immediately after giving effect to the transaction, no Event of Default under the Indenture or no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing; and

(iii)	We shall have delivered to the trustee an officer’s certificate and an opinion of counsel as provided in the Indenture.

Event of Default

The term “Event of Default,” when used in the Indenture with respect to any debt securities issued thereunder, means any of the following:

(i)	Failure to pay interest on such debt securities within 30 days after it is due;

(ii)	Failure to pay the principal of or any premium on any such debt securities when due;

(iii)	Failure to perform any other covenant in the Indenture, other than a covenant that does not relate to such series of debt securities, that continues for 90 days after we receive written notice from the trustee, or we and the trustee receive a written notice from the holders of a majority in aggregate principal amount of the debt securities of that series; provided, however, that the 90 day period will be extended if we initiate corrective action within such period and diligently pursue such action; or

(iv)	Events of our bankruptcy, insolvency or reorganization specified in the Indenture. (Indenture, Section 801.)

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. The trustee may withhold notice to the holders of debt securities of any default, except default in the payment of principal or interest, if it considers the withholding of notice to be in the interests of the holders.

Remedies

If an Event of Default under the Indenture for any series of debt securities occurs and continues, the trustee or the holders of a majority in aggregate principal amount of all the debt securities of the series may declare the entire principal amount of all the debt securities of that series, together with accrued interest, to be due and payable immediately. However, if the Event of Default is applicable to all outstanding debt securities under the Indenture, only the trustee or holders of a majority in aggregate principal amount of all outstanding debt securities of all series, voting as one class, and not the holders of any one series, may make that declaration of acceleration.

At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the Event of Default under the Indenture giving rise to the declaration of acceleration will be considered waived, and the declaration and its consequences will be considered rescinded and annulled, if:

(i)	We have paid or deposited with the trustee a sum sufficient to pay:

(a)	all matured installments of interest on all debt securities of the series;

(b)	the principal of and premium, if any, on any debt securities of the series which have become due otherwise than by acceleration;

(c)	interest on overdue interest (to the extent allowed by law) and on principal and any premium which have become due otherwise than by acceleration at the prescribed rates, if any, set forth in such debt securities; and

(d)	all amounts due to the trustee under the Indenture; and

(ii)	Any other Event of Default under the Indenture with respect to the debt securities of that series (other than the nonpayment of principal that has become due solely by declaration of acceleration) has been cured or waived as provided in the Indenture.

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization. (Indenture, Section 802.)

The trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless the holders offer the trustee a reasonable indemnity. (Indenture, Section 903.) If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any power conferred upon the trustee. However, if the Event of Default under the Indenture relates to more than one series, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. (Indenture, Section 812.) The trustee is not obligated to comply with directions that conflict with law or other provisions of the Indenture.

No holder of debt securities of any series will have any right to institute any proceeding under the Indenture, or for any remedy under the Indenture, unless:

(i)	The holder has previously given to the trustee written notice of a continuing Event of Default under the Indenture;

(ii)	The holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an Event of Default under the Indenture shall have occurred and be continuing have made a written request to the trustee, and have offered reasonable indemnity to the trustee, to institute proceedings; and

(iii)	The trustee has failed to institute any proceeding for 60 days after notice.

In addition, no holder of debt securities will have any right to institute any action under the Indenture to disturb or prejudice the rights of any other holder of debt securities. (Indenture, Section 807.)

However, these limitations do not apply to a suit by a holder of a debt security for payment of the principal, premium, if any, or interest on the debt security on or after the applicable due date. (Indenture, Section 808.)

We will provide to the trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the Indenture. (Indenture, Section 606.)

Modification and Waiver

Without the consent of any holder of debt securities issued under the Indenture, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

(i)	To evidence the assumption by any permitted successor of our covenants in the Indenture and in the debt securities;

(ii)	To add to our covenants or to surrender any of our rights or powers under the Indenture;

(iii)	To add additional events of default under the Indenture;

(iv)	To change, eliminate or add any provision to the Indenture; provided, however, that, if the change will adversely affect the interests of the holders of debt securities of any series in any material respect, the change, elimination or addition will become effective only:

(a)	when the consent of the holders of debt securities of such series has been obtained in accordance with the Indenture; or

(b)	when no debt securities of the affected series remain outstanding under the Indenture;

(v)	To provide collateral security for all but not part of the debt securities;

(vi)	To establish the form or terms of debt securities of any series as permitted by the Indenture;

(vii)	To provide for the authentication and delivery of bearer securities;

(viii)	To evidence and provide for the acceptance of appointment of a successor trustee;

(ix)	To provide for the procedures required for use of a noncertificated system of registration for the debt securities of all or any series;

(x)	To change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange, and notices to us may be served;

(xi)	To cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the Indenture; provided that the action does not adversely affect the interests of the holders of debt securities of any series in any material respect; or

(xii)	To modify, eliminate or add to the provisions of the Indenture to such extent as shall be necessary to effect the qualification of the Indenture under the Trust Indenture Act of 1939 and to add to the Indenture such other provisions as may be expressly required under the Trust Indenture Act. (Indenture, Section 1201.)

The holders of at least a majority in aggregate principal amount of the debt securities of all series then outstanding may waive our compliance with some restrictive provisions of the Indenture. (Indenture, Section 607.) The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected. (Indenture, Section 813.)

If the Trust Indenture Act is amended after the date of the Indenture in such a way as to require changes to the Indenture, the Indenture will be deemed to be amended so as to conform to that amendment to the Trust Indenture Act. We and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence the amendment. (Indenture, Section 1201.)

The consent of the holders of a majority in aggregate principal amount of the debt securities of all series then outstanding is required for all other modifications to the Indenture. However, if less than all of the series or tranches of debt securities outstanding are directly affected by a proposed supplemental indenture, the consent only of the holders of a majority in aggregate principal amount of all series or tranches, as the case may be, that are directly affected will be required. No such amendment or modification may:

(i)	Change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount of any debt security or its rate of interest or change the method of calculating the interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security, without the consent of the holder;

(ii)	Reduce the percentage in principal amount of the outstanding debt securities of any series the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the Indenture or any default thereunder and its consequences without the consent of all the holders of the series; or

(iii)	Modify certain of the provisions of the Indenture relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the debt securities of any series, without the consent of the holder of each outstanding debt security affected thereby. (Indenture, Section 1202.)

A supplemental indenture which changes the Indenture solely for the benefit of one or more particular series of debt securities, or modifies the rights of the holders of debt securities of one or more series, will not affect the rights under the Indenture of the holders of the debt securities of any other series.

The Indenture provides that debt securities owned by us or anyone else required to make payment on the debt securities shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Indenture, Section 101.)

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but we shall have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding debt securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same debt securities and the holder of every debt security issued upon the registration of transfer of or in exchange of those debt securities. A transferee will be bound by acts of the trustee or us in reliance thereon, whether or not notation of that action is made upon the debt security. (Indenture, Section 104.)

Resignation of a Trustee

The trustee may resign at any time by giving written notice to us, or the holders of a majority in principal amount of all series of debt securities then outstanding may remove the trustee at any time by giving written notice to us and the trustee. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the trustee a resolution of our Board of Directors appointing a successor trustee and such successor has accepted the appointment in accordance with the terms of the respective indenture, the trustee will be deemed to have resigned, and the successor will be deemed to have been appointed as trustee in accordance with the Indenture. (Indenture, Section 910.)

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they may appear in the security register for debt securities. (Indenture, Section 106.)

Title

We, the trustee and any agent of us or the trustee may treat the person in whose name debt securities are registered as the absolute owner thereof, whether or not the debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Indenture, Section 308.)

Governing Law

The Indenture and the debt securities are governed by, and construed in accordance with, the laws of the State of New York. (Indenture, Section 112.)

Information about the Trustee

The trustee under the Indenture is The Bank of New York. In addition to acting as trustee under the Indenture, The Bank of New York acts, and may act, as trustee and paying agent under various other indentures, trusts and guarantees of us and our affiliates. We and our affiliates maintain deposit accounts and credit and liquidity facilities and conduct other banking transactions with the trustee in the ordinary course of our businesses.

DESCRIPTION OF COMMON STOCK

The following description of the terms of the common stock sets forth certain general terms and provisions of the common stock to which any prospectus supplement may relate. This section also summarizes certain relevant provisions of the Delaware General Corporation Law, which we refer to as “Delaware law.” The terms of our certificate of incorporation and bylaws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Authorized and Outstanding Shares

Our authorized capital stock consists of (i) 400,000,000 shares of common stock, par value $0.01 per share, and (ii) 40,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2003, 170,469,028 shares of common stock were outstanding and no preferred stock was outstanding. All of the outstanding shares of common stock are fully paid and nonassessable.

Dividend Rights

Subject to the prior rights of any outstanding shares of preferred stock, holders of common stock are entitled to such dividends as may be declared from time to time by our Board of Directors. We may pay dividends on the common stock from any funds, property or shares legally available for this purpose.

Voting Rights and Cumulative Voting

Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of the holders of common stock. Holders of common stock do not have cumulative voting rights for the election of directors.

Preemptive Rights

The holders of common stock have no preemptive rights to purchase additional shares of common stock or any other securities of the Company.

Liquidation Rights

In the event we are liquidated, dissolved or wound up, after payment (or making provision for payment) of our debts and liabilities and payment of the full preferential amounts to which the holders of any outstanding series of preferred stock are entitled, the holders of common stock are entitled to receive the balance of our remaining assets, if any.

Transfer Agent and Registrar

Mellon Investor Services LLC, New York, N.Y., and one of our subsidiaries each serves as a transfer agent and registrar for the common stock.

Delaware Business Combination Statute

Under the business combination statute of Delaware law, a corporation is prohibited from engaging in any business combination with a stockholder who, together with its affiliates or associates, owns (or who is an affiliate or associate of the corporation and within a three-year period did own) 15% or more of the corporation’s voting stock (which we refer to as an “interested stockholder”) for a three-year period following the time the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting, and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

A business combination generally includes:

•	mergers and consolidations with or caused by an interested stockholder;

•	sales or other dispositions of 10% or more of the assets of a corporation to an interested stockholder;

•	specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market or held of record by more than 2,000 stockholders.

Because our certificate of incorporation and bylaws do not include any provision to “opt-out” of the Delaware business combination statute, the statute will apply to business combinations involving us.

Staggered Board of Directors

Our board of directors consists of twelve directors who are evenly divided into three classes. Each year our stockholders elect one class of directors for a term of three years.

Our staggered board of directors and the Delaware business combination statute may delay, deter or prevent a tender offer or takeover attempt that a holder of shares of our common stock might consider in his or her best interest, including those attempts that might result in a premium over the market price of the shares our common stock.

PLAN OF DISTRIBUTION

We may sell the securities directly to purchasers or indirectly through underwriters, dealers or agents. The names of any such underwriters, dealers or agents will be set forth in the relevant prospectus supplement. We will also set forth in the relevant prospectus supplement:

•	the terms of the offering of the securities;

•	the proceeds we will receive from such a sale;

•	any underwriting discounts, sales commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any commissions payable to agents;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which we may list the securities.

We may distribute the securities from time to time in one or more transactions at:

•	a fixed price;

•	prices that may be changed;

•	market prices at the time of sale;

•	prices related to prevailing market prices; and

•	negotiated prices.

We will describe the method of distribution in the relevant prospectus supplement.

If we use underwriters with respect to a series of the securities, we will set forth in the relevant prospectus supplement:

•	the name of the managing underwriter, if any;

•	the name of any other underwriters; and

•	the terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any.

The underwriters will acquire any securities for their own accounts and they may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We anticipate that any underwriting agreement pertaining to any securities will:

•	entitle the underwriters to indemnification by us against certain civil liabilities under the Securities Act, or to contribution with respect to payments that the underwriters may be required to make related to any such civil liability;

•	subject the obligations of the underwriters to certain conditions precedent; and

•	obligate the underwriters to purchase all securities offered in a particular offering if any such securities are purchased.

In connection with an offering of the securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, underwriters may:

•	overallot in connection with the offering, creating a short position;

•	bid for, and purchase, the securities in the open market to cover short positions;

•	bid for, and purchase, the securities in the open market to stabilize the price of the securities; and

•	reclaim selling concessions allowed for distributing the securities in the offering if the underwriter repurchases previously distributed securities in covering transactions, in stabilization transactions or otherwise.

Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Underwriters are not required to engage in these activities, and may end any of these activities at any time.

We may sell the common stock offered in this prospectus from time to time through one or more agents. Under an agency agreement to be entered into by the agents and us, the agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment. We will receive all of the proceeds from the sale of the common stock after paying the agents a commission. In addition, we will agree to reimburse any agents for certain of their expenses in connection with the sale of the common stock. The agents will sell the common stock on the New York Stock Exchange, or on any other exchange on which the common stock may be listed, at prevailing market prices through (i) ordinary brokers’ transactions or (ii) in block transactions (which may involve crosses) in accordance with the rules of the exchanges. In block transactions, the agents may purchase all or a portion of the shares for their own account as principal and resell them. The agents also may sell the common stock in a “fixed price offering” off the floor of the exchanges. If this happens, we will sell shares to the agents for their own account at a negotiated price (which is related to the prevailing market price), and the agents may form a group of dealers to participate with them in reselling the shares to you. The agents may also sell the shares by conducting a “special offering” or “exchange distribution” in accordance with the rules of the exchanges.

We will name the agent or agents and describe the terms of any such offering, including the commission payable to the agents, in a prospectus supplement.

If we use a dealer in an offering of the securities, we will sell such securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by such dealer at the time of resale. We will set forth the name of the dealer and the terms of the transaction in the prospectus supplement.

Dealers and agents named in a prospectus supplement may be considered underwriters of the securities described in the prospectus supplement under the Securities Act. We may indemnify them against certain civil liabilities under the Securities Act. In the ordinary course of business, we may engage in transactions with underwriters, dealers and agents and they may perform services for us.

We may solicit offers to purchase the securities and make sales directly to institutional investors or others who may be considered underwriters under the Securities Act with respect to such sales. We will describe the terms of any such offer in the relevant prospectus supplement.

We may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The relevant prospectus supplement will describe the commission payable for solicitation of those contracts.

Offered securities may also be offered and sold, if so indicated in the relevant prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the relevant prospectus supplement.

We will set forth in the relevant prospectus supplement the anticipated delivery date of the securities and the prospectus delivery obligations of dealers.

LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby will be passed upon for us by William T. Torgerson, Esq., our Executive Vice President and General Counsel, and by Covington & Burling, Washington, D.C.

EXPERTS

The financial statements and financial statement schedule incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

13,000,000 Shares

Common Stock

P R O S P E C T U S    S U P P L E M E N T

Merrill Lynch & Co.

Credit Suisse First Boston

Citigroup

JPMorgan

KeyBanc Capital Markets

Scotia Capital

SunTrust Robinson Humphrey

Wachovia Securities

September 9, 2004